Exhibit 99.1

Immuron Limited

Appendix 4D

Half-year 31 December 2020

Name of entity:	Immuron Limited
ABN:	80 063 114 045
Half-year ended:	31 December 2020
Previous period:	31 December 2019

Results for announcement to the market

			$
Revenue from ordinary activities	Down	(98.7)% to	20,309
Net loss after tax (from ordinary activities) for the period attributable to members	Up	(277.2)% to	(5,738,772)
Net loss after tax for the period attributable to members	Up	(277.2)% to	(5,738,772)

Net tangible assets per security

	31 December	31 December
	2020	2019
	Cents	Cents

Net tangible asset backing (per share)	12.56	3.82

The calculation of net tangible assets excludes right-of-use assets arising from AASB 16 Leases.

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the half-year ended 31 December 2020.

Other information required by Listing Rule 4.2A

a. Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b. Details of any dividend or distribution reinvestment plans:	N/A
c. Details of associates and joint venture entities:	N/A
d. Other information	N/A

Interim review

The financial statements have been reviewed by the group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Immuron Limited

ABN 80 063 114 045

Interim financial report

for the half-year 31 December 2020

Immuron Limited

ABN 80 063 114 045

Interim report - 31 December 2020

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2020 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immuron Limited

Directors’ report

31 December 2020

(continued)

Your directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2020.

Directors

The following persons held office as directors of Immuron Limited during the financial period:

Dr Roger Aston

Mr Peter Anastasiou

Mr Daniel Pollock

Mr Stephen Anastasiou

Prof. Ravi Savarirayan

Principal activities

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies that we believe can address significant unmet medical needs. Our oral polyclonal antibodies offer delivery within the gastrointestinal (“GI”) tract and essentially do not cross into the bloodstream, potentially leading to much improved safety and tolerability, without sacrificing efficacy. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea and is sold in pharmacies throughout Australia. Protectyn® is currently sold as a practitioner only brand and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We currently have two lead drug candidates in clinical development, which we believe have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, travelers’ diarrhea and for Clostridium difficile infections.

Review of operations

Key highlights

●	U.S. Department of Defense Naval Medical Research Center Reports Positive Immunological Responses to Vaccine

●	Manufacture of drug product targeting Campylobacter and ETEC initiated and the efficacy of the new therapeutic will be evaluated in two human placebo controlled clinical trials by NMRC

●	NMRC plans to file an IND application with the FDA to initiate the clinical development program

●	Immuron’s Hyper-immune Bovine Colostrum used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus

●	Travelers’ Diarrhea Market Update - Travelan® US registration strategy recommencement of CMC program

●	FDA strategy updated for clinical development of IMM-529 in Clostridial Infections

●	American depository shares (ADS) capital raise

●	Research and development tax concession refund paid

Financial review

Immuron Limited has reported a loss for the half-year ended 31 December 2020 of A$5,738,772 (31 December 2019: A$1,521,227). The group’s net assets increased to A$28,540,646 compared with A$5,643,913 at 30 June 2020, including cash reserves of A$26,444,768 (30 June 2020: A$3,250,468).

Immuron Limited	3

Immuron Limited

Directors’ report

31 December 2020

(continued)

Review of operations (continued)

Naval Medical Research Center (NMRC) project to develop and clinically evaluate new therapeutic against Campylobacter and ETEC

In July 2020, Immuron announced that the Naval Medical Research Center (NMRC) received written guidance from the U.S. Food and Drug administration (FDA) in relation to the clinical development pathway of a new investigational drug which the company is developing to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections. The Type B meeting with the FDA discussed the Chemistry, Manufacturing and Controls including the proposed release testing specifications of the product as well as the planned clinical studies evaluating the safety and efficacy of the product which the company is developing to prevent Campylobacter and ETEC mediated moderate to severe diarrhea. Following FDA review the agency provided a written response to the non-clinical questions posed in the briefing documentation as well as providing additional guidance and comments to support the planned IND submission.

The vaccination campaign was initiated in June 2020 and utilized a bispecific vaccine developed by the NMRC which is made up of the capsule of C. jejuni chemically conjugated to the CFA/I pilin of ETEC. The NMRC has demonstrated that the vaccine is immunogenic in small animal models and shown that C. jejuni capsule conjugate vaccines were 100% protective against campylobacteriosis in the non-human primate model. The vaccination campaign was successfully completed in August 2020 and each animal in the herd received three doses of the vaccine. The hyper-immune colostrum was harvested in September and samples were shipped to the NMRC, a research arm of the DoD, located in Silver Spring, Maryland, for immunological evaluation.

In November 2020 the company reported that the NMRC had completed the characterization of the colostrum harvested from cows immunized with the experimental vaccine developed to target Campylobacter and Enterotoxigenic E.coli (ETEC). The NMRC confirmed that the conjugated vaccine produced a robust immunological response in cows and reported that the new Hyper-immune therapeutic contains high levels of antibodies which specifically target Campylobacter jejuni capsule and Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen 1 (CFA/1). These are key antigenic targets predicted to be protective against diarrhea induced by both pathogens. The US DoD noted that the colostrum contained high levels of specific immunoglobulins against the target antigens in the vaccine and furthermore, was shown to contain functional antibodies capable of inducing hemoglutination inhibition of the CFA/1 specific ETEC strain to be used in one of the two planned controlled human infection-model clinical trials.

The manufacturing campaign for the placebo drug product was completed in December 2020 and the company plans to initiate the manufacture of the active drug substance in Q1 2021 and complete the manufacture of the active drug product in Q2 2021. Work on the Investigational New Drug (IND) application and the clinical protocols for evaluating the safety and efficacy of the product in moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections is progressing well. The NMRC plans to file the IND application with the U.S. Food and Drug administration (FDA) in Q2 2021. The ability of the new hyperimmune product to protect volunteers from moderate to severe campylobacteriosis and ETEC disease will be assessed during two inpatient clinical trials planned for Q3 and Q4 2021. A total of 60 volunteers divided into two inpatient cohorts will be enrolled in the study and randomly assigned to either Cohort 1 C. jejuni or Cohort 2 ETEC controlled human infection models. Preliminary read outs from the clinical studies are expected to be reported by the end of 2021.

Immuron Limited	4

Immuron Limited

Directors’ report

31 December 2020

(continued)

Review of operations (continued)

Immuron’s Hyper-immune Bovine Colostrum used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus

Also, in July 2020 the company announced to the market that the hype-Immune bovine colostrum used to manufacture the company’s flag ship commercially available and over-the-counter gastrointestinal and digestive health immune supplements Travelan® and Protectyn® demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19. The cytopathic effect inhibition cell-based assay was established and performed by 360biolabs, a Melbourne based Contract Research Organization using the SARS-CoV-2 hCoV-19/Australia/VIC01/2020 virus obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity. The in-vitro assessment of the neutralization of SARS-CoV-2 was performed on four production lots of product used to manufacture Travelan® and Protectyn®.

In December 2020, the company announced that it had executed a new Research Agreement with Monash University to develop new immunological assays to evaluate the efficacy of IMM-124E, the active pharmaceutical ingredient used to manufacture Travelan® and Protectyn® to further our understanding of the inhibitory substance/s in the commercial products. The research team will be led by Dr Melanie Hutton and Professor Dena Lyras, Deputy Director, Biomedicine Discovery Institute and Deputy Head, Department of Microbiology and will utilize two new recombinant reagents, the SARS-CoV-2 Spike protein, a receptor binding domain protein as well as an antibody positive human serum sample obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity. The research program is scheduled to commence in Q1 2021 and will utilize the two key recombinant proteins currently being used around the world in the vaccine development effort. The Peter Doherty Institute reagents will be utilized to develop new immunological base assays, and if successful will be used to test the Immuron hype-Immune bovine colostrum to determine if the colostrum can inhibit binding to these key proteins. If successful, the Monash team which has extensive experience with handling and purify colostrum-based products will fractionate and purify the various immune components and test them in the assays to attempt to isolate and identify the inhibitory substance/s in our products.

FDA registration for clinical development of IMM-124E/Travelan® targeting travelers’ diarrhea

In October 2020, the company provided shareholders and the market with an update on the planned clinical programs in Travelers’ Diarrhea and announced that the Immuron Board had approved the company’s strategic plan to recommence the CMC related activities regarding its investigational drug IMM-124E required to support an investigational new drug (IND) application to the FDA and the proposed phase III clinical study in Travelers’ Diarrhea. The company has re-engaged with the specific contract research organizations and re-initiated planned activities to address the FDA’s guidance and feedback received at the end of 2019 following the Type B meeting with the agency.

At the same time, the company also announced that the Uniformed Services University (USU) had also recommenced the planned clinical trial program to evaluate the efficacy of non-antibiotic OTC products in Travelers’ Diarrhea. USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defense and the New York City Travel Clinic are jointly planning to conduct a randomized clinical trial to evaluate the efficacy of three nutraceutical products for TD and inform strategies for Defense Force Health Protection. The P4TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of 3 commercially available nutraceuticals: A prebiotic (Bimuno®), a probiotic (Florastor®) and IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region. All study participants (1336 in total) will be randomized to one of the three active products or placebo (334 per arm).

IMM-529 trial in patients with Clostridiodes difficile infection (CDI)

The company has continued its clinical development effort to focus resources on the development of IMM-529 to treat CDI patients subject to recurrent disease through a formal filing of an IND with FDA. Recurrent CDI continues to be a major unmet medical need with limited treatment options available for patients suffering with CDI.

Immuron Limited	5

Immuron Limited

Directors’ report

31 December 2020

(continued)

Review of operations (continued)

IMM-529 trial in patients with Clostridiodes difficile infection (CDI) (continued)

The company has recently executed a clinical service agreement with a qualified contract research organization to assist with regulatory support for an orphan drug designation (ODD) request for IMM-529. Designation generally brings with it many benefits designating the product as addressing a rare and possibly unmet medical need. For example, in the US, the benefits include seven years exclusivity when the product is first approved, waiver of the NDA/BLA fees, and the company may be eligible for 50 percent tax credits for clinical trials. In Europe, the benefits include 10 years exclusivity when the product is licensed, meaning that no product with an identical mechanism of action can be brought to the market unless it demonstrates significant benefit over the approved product. The EU ODD holder is entitled to protocol assistance at reduced costs with the EMA and reduced Marketing Authorization fees.

The company has also been engaging with suitable contract manufacturing organisations to develop cGMP Master Cell Banks and Working Cell banks for cGMP vaccine manufacture.

COVID-19 pandemic continues to impact travel in all Travelan® territories

The COVID-19 pandemic has significantly disrupted international travel throughout the world and continues to impact every Travelan® market. The International Air Transport Association has reported that the recovery in traffic will be very slow and probably will not return to pre-COVID-19 levels until 2024. The recovery in short-haul travel is expected to happen faster than for long haul travel which also may require a vaccination certificate for anyone planning to Travel. The company has re-focussed its marketing position and has engaged with suitable qualified regulatory consultants to launch Travelan’s sister product, Protectyn®, in Canada and the USA as an immune supplement for gut and digestive health.

American depository shares (ADS) capital raise completed

In July 2020, the company successfully completed a US$20 million register direct offering of American Depository Shares (ADS). Immuron issued 1,066,668 ADSs, equivalent to 42,666,720 fully paid ordinary shares at a purchase price of US$18.75 per ADS (equivalent to US$0.469 per share) for gross proceeds of ~US$20 million. Each ADS represents forty (40) of the company’s ordinary shares. The proceeds will go towards the pre-clinical and clinical development of our therapeutic drug candidates, as well as for working capital. H.C. Wainwright and Co. acted as the exclusive placement agent for the offering.

Research and development tax concession refund paid

The Federal Government has paid Immuron a cash refund of A$358,280 as part of its Research and Development Income Tax Concession program.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7.

This report is made in accordance with a resolution of directors.

Dr Roger Aston

Independent Non-Executive Chairman

Melbourne

25 February 2021

Immuron Limited	6

Collins Square, Tower 5

727 Collins Street

Melbourne Victoria 3008

Correspondence to:

GPO Box 4736

Melbourne Victoria 3001

T +61 3 8320 2222

F +61 3 8320 2200

E info.vic@au.gt.com

W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Immuron Limited for the half-year ended 31 December 2020, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 25 February 2021

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389	www.grantthornton.com.au

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited	7

Immuron Limited

Condensed consolidated statement of profit or loss and other comprehensive income

For the half-year ended 31 December 2020

		Consolidated entity
		31 December 2020	31 December 2019
	Notes	$	$

Revenue from contracts with customers	2	20,309	1,556,623
Cost of sales of goods		(12,484)	(435,198)
Gross profit		7,825	1,121,425

Other income		340,449	295,504
Other (losses)/gains – net	3	(873,633)	44,330

General and administrative expenses		(2,034,719)	(2,254,868)
Share-based payment expenses	7	(2,116,013)	607,000
Research and development expenses		(890,575)	(761,421)
Selling and marketing expenses		(170,495)	(571,110)
Operating loss		(5,737,161)	(1,519,140)

Finance income		6,329	259
Finance expenses		(7,940)	(2,346)
Finance costs - net		(1,611)	(2,087)

Loss before income tax		(5,738,772)	(1,521,227)

Income tax expense		-	-
Loss for the period		(5,738,772)	(1,521,227)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	6(b)	(15,057)	(23,857)
Total comprehensive loss for the period		(5,753,829)	(1,545,084)

		Cents	Cents

Loss per share for profit attributable to the ordinary equity holders of the company:
Basic/diluted loss per share	12	(2.6)	(0.9)

The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. This report is to be read in conjunction with the annual report for the year ended 30 June 2020.

The above condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	9

Immuron Limited

Condensed consolidated statement of financial position

As at 31 December 2020

		Consolidated entity
		31 December 2020	31 December 2019
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		26,444,768	3,250,468
Trade and other receivables		94,951	327,689
Inventories	4(a)	582,704	797,690
Other current assets		163,198	33,194
Total current assets		27,285,621	4,409,041

Non-current assets
Property, plant and equipment		55,727	70,773
Inventories	4(a)	1,722,349	1,722,349
Total non-current assets		1,778,076	1,793,122

Total assets		29,063,697	6,202,163

LIABILITIES
Current liabilities
Trade and other payables		238,188	384,397
Borrowings	5	93,515	-
Employee benefit obligations		117,172	89,838
Other current liabilities		41,545	42,176
Total current liabilities		490,420	516,411

Non-current liabilities
Employee benefit obligations		32,631	22,910
Other non-current liabilities		-	18,929
Total non-current liabilities		32,631	41,839

Total liabilities		523,051	558,250

Net assets		28,540,646	5,643,913

EQUITY
Issued capital	6(a)	88,164,293	62,426,991
Other reserves	6(b)	3,663,548	1,133,345
Accumulated losses		(63,287,195)	(57,916,423)

Total equity		28,540,646	5,643,913

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Immuron Limited	10

Immuron Limited

Condensed consolidated statement of changes in equity

For the half-year 31 December 2020

		Attributable to owners of Immuron Limited
		Share capital	Other reserves	Accumulated losses	Total equity
	Notes	$	$	$	$
Consolidated entity
Balance at 1 July 2019		60,289,875	4,300,319	(57,239,058)	7,351,136

Change in accounting policy		-	-	(1,479)	(1,479)
Restated total equity at 1 July 2019		60,289,875	4,300,319	(57,240,537)	7,349,657

Loss for the period		-	-	(1,521,227)	(1,521,227)
Other comprehensive income		-	(23,857)	-	(23,857)
Total comprehensive income for the half-year		-	(23,857)	(1,521,227)	(1,545,084)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax		1,652,436	-	-	1,652,436
Options and warrants issued/expensed		(55,454)	55,454	-	-
Options and warrants forfeited/lapsed		-	(2,086,920)	2,086,920	-
Re-valuation of options issued in prior period		-	(607,000)	-	(607,000)
		1,596,982	(2,638,466)	2,086,920	1,045,436

Balance at 31 December 2019		61,886,857	1,637,996	(56,674,844)	6,850,009

Balance at 1 July 2020		62,426,991	1,133,345	(57,916,423)	5,643,913

Loss for the period		-	-	(5,738,772)	(5,738,772)
Other comprehensive income		-	(15,057)	-	(15,057)
Total comprehensive income for the half-year		-	(15,057)	(5,738,772)	(5,753,829)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	6	24,386,005	-	-	24,386,005
Share-based payment expenses	6	219,000	(73,088)	-	145,912
Options and warrants issued/expensed	6	-	3,003,060	-	3,003,060
Options and warrants forfeited/lapsed	6	-	(368,000)	368,000	-
Options and warrants exercised	6	1,132,297	(16,712)	-	1,115,585
		25,737,302	2,545,260	368,000	28,650,562

Balance at 31 December 2020		88,164,293	3,663,548	(63,287,195)	28,540,646

The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. This report is to be read in conjunction with the annual report for the year ended 30 June 2020.

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	11

Immuron Limited

Condensed consolidated statement of cash flows

For the half-year 31 December 2020

		Consolidated entity
		31 December 2020	31 December 2019
	Notes	$	$

Cash flows from operating activities
Receipts from customers (inclusive of GST)		63,330	1,585,891
Payments to suppliers and employees (inclusive of GST)		(3,329,037)	(3,681,750)
Research and development tax incentive received		358,281	531,828
Government grants and other grants received		198,021	-
Net cash outflow from operating activities		(2,709,405)	(1,564,031)

Cash flows from investing activities
Payments for property, plant and equipment		(6,630)	(864)
Interest received		6,329	259
Net cash outflow from investing activities		(301)	(605)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities	6	29,281,421	1,926,186
Proceeds from borrowings	5	306,309	-
Repayment of borrowings		(212,794)	(268,535)
Principal elements of lease payments		(27,500)	(20,501)
Share issue transaction costs	6(a)	(2,746,871)	(374,728)
Net cash inflow from financing activities		26,600,565	1,262,422

Net increase/(decrease) in cash and cash equivalents		23,890,859	(302,214)
Cash and cash equivalents at the beginning of the financial year		3,250,468	5,119,887
Effects of exchange rate changes on cash and cash equivalents		(696,559)	22,195
Cash and cash equivalents at end of the half-year		26,444,768	4,839,868

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	12

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2020

1 Segment and revenue information

(a) Description of segments and principle activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the Unites States and Canada.

(b) Segment results

	Research and	Hyperimmune
	development	products	Unallocated	Total
	$	$	$	$
Consolidated entity 31 December 2020
Hyperimmune products revenue	-	20,309	-	20,309
Cost of sales of goods	-	(12,484)	-	(12,484)
Gross profit	-	7,825	-	7,825

Other income	141,575	-	198,874	340,449
Other gains/(losses) – net	-	-	(873,633)	(873,633)

General and administrative expenses	-	-	(2,034,719)	(2,034,719)
Share-based payment expenses	-	-	(2,116,013)	(2,116,013)
Research and development expenses	(890,575)	-	-	(890,575)
Selling and marketing expenses	-	(170,495)	-	(170,495)
Operating profit/(loss)	(749,000)	(162,670)	(4,825,491)	(5,737,161)

Finance income	-	-	6,329	6,329
Finance costs	-	-	(7,940)	(7,940)
Profit/(loss) for the period	(749,000)	(162,670)	$(4,827,102)	(5,738,772)

Assets
Segment assets	91,519	2,308,485	26,663,693	29,063,697
Total assets	91,519	2,308,485	26,663,693	29,063,697

Liabilities
Segment liabilities	7,423	72,515	443,113	523,051
Total liabilities	7,423	72,515	443,113	523,051

Immuron Limited	13

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2020

(continued)

1 Segment and revenue information (continued)

(b) Segment results (continued)

	Research and	Hyperimmune
	development	products	Unallocated	Total
	$	$	$	$
Consolidated entity 31 December 2019
Hyperimmune products revenue	-	1,556,623	-	1,556,623
Cost of sales of goods	-	(435,198)	-	(435,198)
Gross profit	-	1,121,425	-	1,121,425

Other income	290,527	-	4,977	295,504
Other gains/(losses) – net	-	-	44,330	44,330

General and administrative expenses	-	-	(2,254,868)	(2,254,868)
Share-based payment expenses	-	-	607,000	607,000
Research and development expenses	(761,421)	-	-	(761,421)
Selling and marketing expenses	-	(571,110)	-	(571,110)
Operating profit/(loss)	(470,894)	550,315	(1,598,561)	(1,519,140)

Finance income	-	-	259	259
Finance costs	-	-	(2,346)	(2,346)
Profit/(loss) for the period	(470,894)	550,315	(1,600,648)	(1,521,227)

Assets
Segment assets	290,527	2,761,681	5,319,488	8,371,696
Total assets	290,527	2,761,681	5,319,488	8,371,696

Liabilities
Segment liabilities	454,733	229,908	837,046	1,521,687
Total liabilities	454,733	229,908	837,046	1,521,687

The company restated the 2019 audited financial statements to reflect the correction of an immaterial error. This report is to be read in conjunction with the annual report for the year ended 30 June 2020.

Immuron Limited	14

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2020

(continued)

2 Revenue from contract with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan
		United		Protectyn
	Australia	States	Other	Australia	Other	Total
	$	$	$	$	$	$
Consolidated entity 31 December 2020
Segment revenue[1]	(8,500)	(18,951)	21,776	25,984	-	20,309
Revenue from external customers	(8,500)	(18,951)	21,776	25,984	-	20,309

	Travelan
		United		Protectyn
	Australia	States	Other	Australia	Other	Total
	$	$	$	$	$	$
Consolidated entity 31 December 2019
Segment revenue	798,885	513,554	217,169	27,015	-	1,556,623
Revenue from external customers	798,885	513,554	217,169	27,015	-	1,556,623

1. Returns are provided where outlined in a customers agreement.

3 Other (losses)/gains

	Consolidated entity
	31 December	31 December
	2020	2019
	$	$

Net foreign exchange (losses)/gains	(672,496)	44,330
Net impairment (losses)/gains (i)	(201,137)	-
	(873,633)	44,330

(i) Inventory impairment

There was an impairment expense recognised during half-year 31 December 2020 of $201,137 (31 December 2019: Nil) for inventory obsolescence impairment.

Immuron Limited	15

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2020

(continued)

4 Non-financial assets and liabilities

(a) Inventories

	Consolidated entity
	31 December			30 June
	2020			2020
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$
Raw materials and stores (Colostrum)	-	1,722,349	1,722,349	-	1,722,349	1,722,349
Work in progress	8,620	-	8,620	117,576	-	117,576
Finished goods (Travelan and Protectyn)	574,084	-	574,084	680,114	-	680,114
	582,704	1,722,349	2,305,053	797,690	1,722,349	2,520,039

There was a $201,137 Travelan impairment of inventories recognised during half-year period ended 31 December 2020 (31 December 2019: nil) for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

During the current financial period, management have performed an assessment on its raw materials and its utilisation within 12 months from reporting date and have determined that no raw materials relating to Colostrum will be consumed within 12 months and remaining balance of $1,722,349 will be consumed after 12 months from reporting date.

5 Borrowings

	Consolidated entity
	31 December			30 June
	2020			2020
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$

Other loans	93,515	-	93,515	-	-	-
Total borrowings	93,515	-	93,515	-	-	-

In July 2020, the group entered into a loan agreement with Elantis Premium Funding Limited to fund their D&O insurance fees for the year.

Immuron Limited	16

Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2020

(continued)

6 Equity securities issued

(a) Issued capital

	31 December	31 December	30 June	30 June
	2020	2020	2020	2020
	No.	$	No.	$

Fully paid	226,837,506	88,164,293	178,279,566	62,426,991

(i) Movements in ordinary shares:

	Number of
Details	shares	$

Balance at 1 July 2020	178,279,566	62,426,991

Exercise of representative warrants (2020-07-02)	5,720	-
Issue at US$0.47 pursuant to ADS public offering (2020-07-24)	42,666,720	28,165,836
Issue at $0.50 on exercise of ESOP unlisted options (2020-07-24)	100,000	50,000
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-27)	3,008,000	1,051,626
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-29)	40,000	13,959
Transfer from reserves on exercise of ESOP unlisted options (2020-07-24)	-	15,700
Transfer from reserves on exercise of NASDAQ Warrants (2020-07-27, 2020-07-29)	-	1,012
Issue at $0.08 in lieu of cash for services rendered (2020-11-13)	2,737,500	219,000
Less: Transaction costs arising on share issues	-	(3,779,831)

Balance at 31 December 2020	226,837,506	88,164,293

(ii) Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

(b) Other reserves

The following table shows a breakdown of the balance sheet line item ‘other reserves’ and the movements in these reserves during the period. A description of the nature and purpose of each reserve is provided below the table.

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2020

(continued)

6 Equity securities issued (continued)

(b) Other reserves (continued)

	Notes	Share-based payments	Foreign currency translation	Total other reserves
		$	$	$
Consolidated entity
At 1 July 2020		1,011,878	121,467	1,133,345

Currency translation differences		-	(15,057)	(15,057)

Other comprehensive income		-	(15,057)	(15,057)

Transactions with owners in their capacity as owners
Share-based payment expenses		(73,088)	-	(73,088)
Options and warrants issued/expensed	7	3,003,060	-	3,003,060
Options and warrants exercised		(16,712)	-	(16,712)
Options and warrants forfeited/lapsed		(368,000)	-	(368,000)
At 31 December 2020		3,557,138	106,410	3,663,548

(i) Movements in options and warrants:

Details	Notes	Number of options	Total

Opening balance 1 July 2020		42,807,118	938,790

Exercise of representative warrants (2020-07-2)		(9,640)	-
Exercise of ESOP unlisted options at $0.50 (2020-07-24)		(100,000)	(15,700)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-07-27, 2020-07-29)		(3,048,000)	(1,012)
Lapse of unexercised options (2020-09-25)		(5,000,000)	(368,000)
Issue of representative warrants at US$23.44 per 40 options (2020-07-24)	7	2,560,000	1,032,960
Issue of ESOP unlisted options at $0.12 (2020-10-29)	7	9,000,000	1,970,100
Balance at 31 December 2020		46,209,478	3,557,138

7 Share-based payments

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options issued during the half-year 31 December 2020 included:

Grant date	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option ($)

2020-07-24	2025-07-21	0.83	2,560,000	0.50	127.93%	0.00%	0.43%	0.4035
2020-10-29	2024-04-14	0.12	9,000,000	0.25	142.70%	0.00%	0.13%	0.2189
			11,560,000

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2020

(continued)

7 Share-based payments (continued)

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	Consolidated entity
	31 December	31 December
	2020	2019[1]
	$	$

Options issued under ESOP	1,970,100	(607,000)
Share-based payments to Directors[2]	145,913	-
	2,116,013	(607,000)

1.	Options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2020 financials were subject to shareholder approval. In line with AASB 2, these were re-valued at grant date 6 November 2019 after being approved by shareholders with a value of $368,000.

2.	Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their salary and instead receive shares of that value. At 31 December 2020 shares have been issued to directors for the director fees of $145,913 incurred during the period.

8 Contingencies

The group had no contingent liabilities at 31 December 2020 (2020: nil).

9 Events occurring after the reporting period

No other matter or circumstance has arisen since 31 December 2020 that has significantly affected, or may significantly affect the group’s operations, the results of those operations, or the group’s state of affairs in future financial years.

10 Related party transactions

(a) Transactions with other related parties

The following transactions occurred with related parties:

	Consolidated entity
	31 December	31 December
	2020	2019[1]
	$	$
Purchases of goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	90,869	90,500
Consulting services by key management personnel and their related entities (ii)	1,571,138	-
Share-based payment expenses to key management personnel and their related entities (iii)	1,970,100	(607,000)
	3,632,107	(516,500)

1.	Options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2020 financials were subject to shareholder approval. In line with AASB 2, these were re-valued at grant date 6 November 2019 after being approved by shareholders with a value of $368,000.

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2020

(continued)

10 Related party transactions (continued)

(a) Transactions with other related parties (continued)

(i) Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	Rental of an office suite, and

●	Warehousing, distribution and invoicing services.

Commencing on 1 June 2013, Grandlodge was contracted on commercial market arms-length terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum.

(ii) Consulting services by key management personnel and their related entities

The consulting and R&D services provided by KMP and their related entities of AU$1.57m have been accounted for as an expense in the current period.

(iii) Share-based payment expenses to key management personnel and their related entities

9,000,000 ESOP Options issued to directors with an exercise price of $0.12 and expiry date 14 April 2024. Fair value is determined using Black-Scholes of $0.2189, refer to note 7 on page 18 of the financial statements for detailed disclosure.

11 Critical estimates, judgements and errors

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates.

Sales of Travelan have significantly dropped from March 2020 and as at reporting date it is unknown the prolonged effect that COVID-19 will continue to have on sales.

12 Loss per share

(a) Reconciliation of earnings used in calculating earnings per share

	Consolidated entity
	31 December	31 December
	2020	2020
	$	$
Basic/diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic/diluted earnings per share:
From continuing operations	(5,738,772)	(1,521,227)

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Immuron Limited

Notes to the condensed consolidated financial statements

31 December 2020

(continued)

12 Loss per share (continued)

(b) Weighted average number of shares used as denominator

	Consolidated entity
	2020	2019
	Number	Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	218,788,111	175,496,660

The group is currently in a loss making position and thus the impact of any potential shares is concluded as anti-dilutive which includes the group’s options and Convertible Note payable and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

13 Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2020 have been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2020 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. The Interim Financial Statements have been approved and authorised for issue by the board on 25 February 2021.

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Immuron Limited

Directors’ declaration

31 December 2020

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 8 to 21 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2020 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that the Immuron Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

Dr Roger Aston

Director

Melbourne

25 February 2021

Immuron Limited	22

Independent auditor's report to the members

immuron

Collins Square, Tower 5 727 Collins Street Melbourne Victoria 3008

Correspondence to: GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Immuron Limited

Report on the review of the half-year financial report

Conclusion

We have reviewed the accompanying half-year financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of financial position as at 31 December 2020, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the half-year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immuron Limited does not comply with the Corporations Act 2001 including:

(a) giving a true and fair view of the Immuron Limited financial position as at 31 December 2020 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibility for the half year financial report

The Directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389	www.grantthornton.com.au

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited	24

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2020 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 25 February 2021

Immuron Limited	25

immuron

Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

PH: +61 3 8892 4802
FAX: +61 3 9899 8533